OFI Tremont Market Neutral Hedge Fund
Period Ending 03-31-08
Exhibit 77C

 On March 21, 2008, a special meeting of the shareholders of OFI Tremont Market Neutral Hedge Fund ("Market Neutral Hedge Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Market Neutral Hedge Fund and OFI Tremont Core Strategies Hedge Fund ("Core Strategies Hedge Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Market Neutral Hedge Fund to Core Strategies Hedge Fund in exchange for shares of Core Strategies Hedge Fund; (b) the distribution of shares of Core Strategies Hedge Fund to the shareholders of Market Neutral Hedge Fund in complete liquidation of Market Neutral Hedge Fund; and (c) the cancellation of the outstanding shares of Market Neutral Hedge Fund. 26,789 affirmative votes were cast; no negative votes were cast, and no votes abstained.